Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: August 2003

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                    Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                                 No   X
                      -----                               ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A


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                                  Exhibit Index
                                  -------------


1. Press Release issued August 8, 2003 regarding price increase.

                                    EXHIBIT 1
                                    ---------

SGL Carbon Increases Graphite Electrodes Prices in North and South America

    WIESBADEN, Germany--(BUSINESS WIRE)--Aug. 8, 2003--With immediate effect for all new business SGL Carbon increases the prices of its Graphite Electrodes by 7 US cent/lb. in North America except Mexico and 140 US $/ton in South America and Mexico.
    This price increase applies to product of all diameter. The new prices are valid only for orders received up to Nov. 30th 2003 and for shipments before Dec 31st 2004. Before year end the company will review its prices again reflecting the then prevailing demand, supply and currency situation. We remain operating on a very high level and all units continue to run near capacity. The company does not expect this situation to change in the near future.

    Important Notice:

    This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 based on currently available information. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others, changes in economic, political, technical, business and competitive conditions, unforeseeable alterations in electric steel production, changes of interest and exchange rates, price developments, unanticipated developments relating to recently acquired businesses and Group companies, potential liability in connection with existing or future regulations, unforeseen difficulties relating to the investigations by the European antitrust authorities and to the now completed investigation by the Canadian and U.S. antitrust authorities and the civil actions related thereto and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission. SGL Carbon does not intend to update these forward-looking statements, and does not assume any obligation to do so.

    CONTACT: SGL Carbon
             Stefan Wortmann, +49 611 60 29 105;
             Fax: +49 6 11 60 29 101; Mobile: +49 170 540 2667;
             stefan.wortmann@sglcarbon.de; www.sglcarbon.com

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SGL CARBON Aktiengesellschaft



Date: August 8, 2003          By:  /s/ Robert J. Kohler
                                   ------------------------------
                                   Name:    Robert J. Koehler
                                   Title:   Chairman of the Board of Management


                                   By:      /s/ Dr. Bruno Toniolo
                                            -----------------------------
                                   Name:    Dr. Bruno Toniolo
                                   Title:   Member of the Board of Management